UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
15 December 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Discovery Laboratories, Inc.

File No. 333-19375 -- CF# 33034
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Discovery Laboratories, Inc/DE/ (successor to Discovery Laboratories, Inc.) submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information Discovery Laboratories, Inc. excluded from the Exhibits to a Form SB-2 filed on January 7, 1997, as amended on April 18, 1997.

Based on representations by Discovery Laboratories, Inc/DE/ that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.6　　　　　　through November 5, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary